

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Ben Lerner
President
Onyx Acquisition Co. I
104 5th Avenue
New York, NY 10011

> **Re: Onyx Acquisition Co. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 10, 2022**
> **File No. 001-41003**

Dear Ben Lerner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sean T. Wheeler, P.C.